Exhibit 99.1

CENTRAL GOLDTRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the holders of units ("Units") of Central GoldTrust (hereinafter called "GoldTrust") will be held at 11:00 a.m. (Toronto time) on Friday, May 1, 2015, at the offices of Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario M5X 1A4 for the following purposes:

Business of the Meeting

At the Meeting, Unitholders will be asked:

(1)	To receive the financial statements of GoldTrust for the fiscal year ended December 31, 2014 together with the report of the Auditor (as defined below) thereon;

(2)	To re-appoint Ernst & Young LLP (the "Auditor") as external auditor to GoldTrust and to authorize the Board of Trustees to fix their remuneration;

(3)	To elect seven Trustees;

(4)	To consider and, if thought fit, to pass an ordinary resolution (the "Advance Notice Resolution"), substantially in the form attached to the accompanying Management Information Circular of GoldTrust as Appendix "A", ratifying and confirming the rule (the "Advance Notice Rule") adopted by the Board of Trustees on March 31, 2015 pursuant to Subsection 9.2(p) of the Amended and Restated Declaration of Trust dated April 24, 2008 (the "Declaration of Trust") and appended to the accompanying Management Information Circular of GoldTrust as Appendix "B";

(5)	To consider and, if thought fit, to pass a special resolution (the "Dissident Polar Resolution"), in the form attached to the accompanying Management Information Circular of GoldTrust as Appendix "C", authorizing, inter alia, certain proposed amendments to the redemption rights provisions of the Declaration of Trust all as more particularly described in the accompanying Management Information Circular of GoldTrust; and

(6)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

The accompanying Management Information Circular of GoldTrust provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Annual and Special Meeting.

The Board of Trustees has fixed March 2, 2015 as the record date for the Meeting (the "Record Date"). Only Unitholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment or postponement thereof.

Your vote is important regardless of the number of Units you own. Please vote today using only the enclosed WHITE proxy form.

Any registered holder of Units who is unable to be present at this Meeting is requested to complete, date, sign and return the enclosed WHITE proxy form for delivery no later than 11:00 a.m. (Toronto time) on Wednesday April 29, 2015, or in the case of an adjournment or postponement, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any reconvened Meeting.

Beneficial (non-registered) Unitholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. Beneficial (non-registered) Unitholders should refer to the information provided under the heading "How can a Beneficial (Non-registered) Unitholder vote?" in the Question and Answer section accompanying the enclosed Management Information Circular of GoldTrust for further details.

DATED this 6th day of April, 2015.

BY ORDER OF THE BOARD OF TRUSTEES OF CENTRAL GOLDTRUST

John S. Elder, Q.C.
Secretary

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